[Jackson National Asset Management, LLC Logo Omitted]

MEMORANDUM
TO:	Edward Bartz U. S. Securities and Exchange Commission
FROM:	Susan S. Rhee Senior Vice President & General Counsel
DATE:	December 2, 2010
SUBJECT:	Response to Comments to Form N-1A for JNL Investors Series Trust (“Trust”) File Nos: 333-43300 and 811-10041

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (“Commission” and “Commission Staff”, as appropriate) comments received on November 12, 2010 to the Trust’s 485APOS filing on Form N1-A.

The comments are repeated below in italics, with responses immediately following. We have also included the revised pages from the prospectus and SAI, as applicable.

Prospectus

1.	a. Please confirm that funds do not have any ticker symbols.

Response:  The Registrant confirms that the Funds of the Trust do not have ticker symbols.

b.  Please delete the statement “The Funds offer one class of shares.”

Response:  The Registrant has deleted this statement.

c.  Please move the last sentence on the cover page regarding trademarks and service marks.

Response:  The Registrant has moved this statement to the last paragraph of the section entitled “Investment Adviser.”

2.	Please consider deleting the second page entitled “Information About this Prospectus,” as it does not follow the revised Form N-1A.

Response:  The Registrant has deleted this page.

3.	For the JNL Money Market Fund:

a.	In the heading please delete the following: “Summary Overview of Each Fund”, the word “Prospectus”, the date, and “(the “Fund”).”

Response:  The Registrant has deleted the above words and/or phrases.

b.	Please delete the two sentences following the header.

Response:  The Registrant has deleted the two sentences.

c.	Please delete the words “by investing in high quality, short-term money market instruments.” from the investment objective for the JNL Money Market Fund.

Response:  The Registrant has deleted the above words from the investment objective so that the investment objective now reads as follows:

Investment Objective. The investment objective of the Fund is to achieve as high a level of current income as is consistent with the preservation of capital and maintenance of liquidity.

The Registrant has made this same change to the statutory description for the Fund, as well.

d.	In the paragraph entitled “Fees and Expenses” please delete the word “certain” before fees and replace it with “the”.

Response:  The Registrant has made the above change, so that the paragraphs reads as follows:

Fees and Expenses. The table below shows the fees and expenses you may pay if you buy and hold shares of the Fund.

e.	In the table entitled “Sales Charge,” please conform the table to follow the instructions outlined in Form N-1A.

Response:  The Registrant has made the applicable changes to confirm with the Form N-1A, so that the table reads as follows:

Sales Charge
Maximum Sales Charge Imposed on purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (as a percentage of purchase price or redemption price, whichever is less)	None

f.	In the table entitled “Annual Fund Operating Expenses,” please conform the table to follow the instructions outlined in Form N-1A.

Response:  The Registrant notes that Item 3 of Form N-1A allows the Management Fee and Administrative Fee to be included in one line of the “Annual Fund Operating Expenses” table.  Additionally, the Registrant has made the applicable changes to confirm with the Form N-1A, so that the table reads as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a Percentage of the value of your investment)
Management Fee	%
Rule 12b-1 Fee	0.00%
Other Expenses	%
Total Annual Fund Operating Expenses	%

g.	Please add “foreign securities risk” as a principal risk, as investment in foreign banks are included in the principal investment strategy.

Response:  The Registrant has added “foreign securities risk,” as shown below, as a principal risk under the section entitled “Principal Risks of Investing in the JNL Money Market Fund” in the summary prospectus.  The Registrant will also add this risk to the list of principal risks and remove it from the list of additional risks in the statutory prospectus.

•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investments.  These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments.  In addition, there is less publicly available information and more volatile or less liquid markets.

h.
In the summary definition of “credit risk,” you reference derivative contracts. Please include derivatives in the principal investment strategy and include the explanation from as outlined in Barry Miller’s letter.

Response:  The Registrant does not consider derivatives to be a principal investment strategy for the JNL Money Market Fund.  As a result we have modified the disclosure for “credit risk” by deleting the reference to derivative contracts in the summary prospectus and the “Glossary of Risks.”

Disclosure in Summary Prospectus:

Credit risk – The Fund could lose money if the issuer or guarantor of a fixed income security, ~~or the counterparty to a derivatives contract,~~ repurchase agreement or a loan of portfolio securities, is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations.

Glossary of Risks:

Credit risk – The Fund could lose money if the issuer or guarantor of a fixed income security, ~~or the counterparty to a derivatives contract,~~ repurchase agreement or a loan of portfolio securities, is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations. Credit ratings may reflect the varying degrees of risk.  Municipal bonds are subject to the risk that litigation, legislation or other political events, local business or economic conditions, or the bankruptcy of the issuer could have a significant effect on an issuer’s ability to make payments of principal and/or interest.

i.	In the summary definition of “risk of investment in banking industry,” please include a summary of the risk factors that effect the banking and health industry.

Response:  The Registrant has added the underscored text to the disclosure for “risk of investment in banking industry.”

Risk of investment in banking industry – Investment of more than 25% of total assets in securities issued by U.S. banks, would entail the risk of the factors influencing the health of the banking industry affecting performance.  These may include economic trends, industry competition and governmental actions, as well as factors affecting the financial stability of borrowers.  The bank securities typically are not insured by the federal government.  Securities that do not represent deposits have lower priority in the bank’s capital structure than those that do. This lower priority means that, in the event of insolvency of the bank that issued the security, the security could become worth less than the Fund paid for it.

j.	In the section entitled “Performance,” please delete the first sentence of the second paragraph as a Fund must be managed by an insurance depository to include this statement.

Response:  The Registrant has deleted this sentence.

k.	In the section entitled “Purchase and Sale of Fund Shares,” please include how you can redeem shares of the fund, i.e. by phone, paper, etc.

Response:  The Registrant has added the following disclosure to the section entitled “Purchase and Sale of Fund Shares.”

All redemption requests must be submitted in writing.  Redemptions will be processed through written instruction received via fax, mail or email.  If instructions are delivered via fax or email, original instructions must follow via mail.

l.	In the section entitled “Tax Information” in the summary prospectus, please explain the taxability of the Fund’s distribution.

Response:  The Registrant has deleted the disclosure under “Tax Information” and has replaced it with the following:

The Fund expects to declare dividends from net investment income daily and distribute monthly to shareholders. Distributions from net realized gains, if any, are declared and distributed at least annually. Distributions paid are subject to Federal income tax, and may be subject to state or local taxes. The tax status of any distributions paid generally remains the same regardless of how long you have been in a Fund and whether you reinvest your distributions or take them in cash.

m.	Please delete the section entitled “Payments to Financial Intermediaries,” if there is no financial intermediary.

Response:  The Registrant has deleted this section as the Trust does not make payments to financial intermediaries.

4.	For the JNL/PPM America Total Return Fund:

a.	In the heading please delete the following: “Summary Overview of Each Fund”, the word “Prospectus”, the date, and “(the “Fund”).”

Response:  The Registrant has deleted the above words and/or phrases.

b.	Please delete the two sentences following the header.

Response:  The Registrant has deleted the two sentences.

c.	In the paragraph entitled “Fees and Expenses” please delete the word “certain” before fees and replace it with “the”.

Response:  The Registrant has made the above change, so that the paragraphs reads as follows:

Fees and Expenses. The table below shows the fees and expenses you may pay if you buy and hold shares of the Fund.

d.	In the table entitled “Sales Charge,” please conform the table to follow the instructions outlined in Form N-1A.

Response:  The Registrant has made the applicable changes to confirm with the Form N-1A, so that the table reads as follows:

Sales Charge
Maximum Sales Charge Imposed on purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (as a percentage of purchase price or redemption price, whichever is less)	None

e.	In the table entitled “Annual Fund Operating Expenses,” please conform the table to follow the instructions outlined in Form N-1A.

Response:  The Registrant notes that Item 3 of Form N-1A allows the Management Fee and Administrative Fee to be included in one line of the “Annual Fund Operating Expenses” table.  Additionally, the Registrant has made the applicable changes to confirm with the Form N-1A, so that the table reads as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a Percentage of the value of your investment)
Management Fee/Administrative Fee1%
Rule 12b-1 Fee	0.00%
Other Expenses2%
Acquired Fund Fees and Expenses3%
Total Annual Fund Operating Expenses	%

f.	Please delete footnote 2 for the table entitled “Annual Fund Operating Expenses,” as the fund does not pay a 12b-1 fee.

Response:  The Registrant has deleted footnote 2.

g.	In footnote 3, please delete the word “estimated” and replace it with “restated,” as estimated expenses can only be used for a new fund.

Response:  The Registrant has replaced the word “estimated” with “restated” so the footnote reads as follows:

3 Other expenses are based on restated amounts for the current fiscal year after taking into consideration the revised administration agreement effective September 28, 2009.

h.	In footnote 4, please confirm that the footnote complies with the instruction to Item 3, Instruction 3(f)(vii) of Form N-1A. If it does not, please delete footnote 4.

Response:  The Registrant has deleted footnote 4.

i.	Please add the section entitled “Portfolio Turnover,” pursuant to Item 3, Instruction 3(f)(vii) of Form N-1A.

Response:  The Registrant has added the section entitled “Portfolio Turnover” immediately preceding the section entitled “Principal Investment Strategies.”  The disclosure reads as follows:

Portfolio Turnover (% of average value of portfolio).  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs.  These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the Fund’s performance.

Period
11/1/2009 – 10/31/2010	246%

j.	In the section entitled “Principal Investment Strategies,” please explain why portfolio duration is important for the Fund’s strategy.

Response:  Portfolio duration is a measure of interest rate risk.  The Sub-Adviser, PPM America, Inc., manages the Fund’s duration versus the duration of the Fund’s benchmark, the Barclays Capital Aggregate Bond Index.  The Fund may have a duration that is either longer or shorter than that of the Index and such positioning would reflect our expectation for future changes in interest rates.

The Registrant has added the following disclosure to the end of the first paragraph of the section entitled “Principal Investment Strategies”:

The Fund seeks to manage duration versus the duration of the benchmark as a reflection of its expectation for future changes in interest rates.

k.
In the section entitled “Principal Investment Strategies,” based on the Commission’s review of the Fund’s statement of operations, it does appear that that the Fund was not impacted by derivatives, consider revising the second paragraph to reflect this.

Response:  The Fund used futures contracts to manage duration during the period as described in response to 4(j) above.  In addition, the Fund may utilize other derivative instruments, including OTC instruments including but not limited to credit default swaps as described in the Principal Investment Strategies section.  Accordingly, the Sub-Adviser continues to believe that it is appropriate to describe the use of derivatives as a principal investment strategy.

l.	In the section entitled “Principal Risks of Investing in the Fund,” please confirm that each risk listed is a principal risk of the Fund.

Response:  The Registrant has removed “convertible securities risk,” “currency risk,” and “temporary defensive positions and large cash positions” to the list of additional risks listed under Item 9.

m.
In the section entitled “Principal Risks of Investing in the Fund,” please rename the risk entitled “High-yield bonds, lower-rated bonds, and unrated securities” to “High-yield lower-rated bonds, and unrated securities”.

Response:  The Registrant respectfully declines this comment.  The Registrant believes this risk disclosure is titled to accurately reflect the risk.

n.	In the section entitled “Purchase and Sale of Fund Shares,” please include how you can redeem shares of the fund, i.e. by phone, paper, etc.

Response:  Please see Registrant’s response to comment 3k above.

o.	In the section entitled “Tax Information” in the summary prospectus, please explain the taxability of the Fund’s distribution.

Response:  The Registrant has deleted the disclosure under “Tax Information” and has replaced it with the following:

The Fund expects to declare and distribute dividends from net investment income and net realized gains, if any, at least annually to shareholders. Distributions paid are subject to Federal income tax, and may be subject to state or local taxes. The tax status of any distributions paid generally remains the same regardless of how long you have been in a Fund and whether you reinvest your distributions or take them in cash.

p.	Please delete the section entitled “Payments to Financial Intermediaries,” if there is no financial intermediary.

Response:  The Registrant has deleted this section as the Trust does not make payments to financial intermediaries.

5.
In the Jackson Funds Privacy Policy Statement, please delete the last sentence of the statement that reads “This Privacy Notice is not a part of the Prospectus.,” because it is included in the body of the prospectus.

Response:  The Registrant has deleted the last sentence.

6.	On the back page, please put the Trust’s file number in 8 point font per Item 1, Instruction (4).

Response:  The Registrant has changed the font size of the Trust’s file number to 8 point font.

Statement of Additional Information (SAI)

7.	On the cover page of the SAI, please add the names and classes of all Funds of the Trust.

Response:  The Registrant has added the names and classes of all the Funds of the Trust to the cover page of the SAI.

8.
In the section entitled “Fundamental Policies Applicable to all Funds,” in the paragraph labeled (9), please explain how in the example a 20% ownership in each of the examples does not make a fund a telecommunications fund.

Response:  The disclosure related to industry concentration is meant to comply with Section 8(b)(1)(E) of the Investment Company Act of 1940, as amended, along with additional Staff guidance set forth in Guide 19 to Form N-1A (SEC Release IC-9785, May 31, 1977).  Unfortunately, neither Section 8(b)(1)(E), nor Guide 19, provide a definitive set of industry classifications, and the disclosure has been drafted to recognize the inherent flexibility in previous Staff guidance.  The disclosure is meant to be illustrative for shareholders, and is not meant to be specific industry concentration disclosure about the telecommunications industry.

As a “manager of managers,” JNAM works with the investment sub-advisers on a number of security data elements (e.g. credit ratings, country classifications, and industry classifications).  Different sub-advisers and registrants have different industry classifications, and the SAI disclosure is meant to highlight those differences.  Some registrants may use GICS Level 2 industry classifications, while others may use GICS Level 4 industry classifications; some registrants may use SIC codes, while others may use Bloomberg industry classifications.  For example, in the late 1990’S Amazon.com posed a classification challenge as some managers believe it to be an internet security and others believe it to be a retailer, while some even argued it was an industrial security.

Previous discussions with the Staff have focused on a “reasonableness” standard when assessing a security’s industry classification.  To avoid a situation where a Fund could becomes a “Telecommunications Fund,” JNAM and the sub-advisers monitor industry concentration on a daily basis.  Where the 25% industry concentration threshold has been reached, JNAM will discuss the potential breach with the sub-advisers.  On a periodic basis, JNAM performs a secondary review of industry concentration using a different service provider.

9.	In the section entitled “Trustees and Officers of the Trust,” please add “During Past 5 Years” to the row entitled “Other Directorships held by Trustee.”

Response:  The Registrant has added “During Past 5 Years” to the row entitled “Other Directorships held by Trustee.”

10.
Pursuant to Item 17(b)(1) of Form N-1A, please add the discussion regarding the leadership structure and risk oversight function following the table in the section entitled “Trustees and Officers of the Trust.”

Response:  The Registrant has added the following disclosure pursuant to Item 17(b)(1) of Form N-1A.

Board Of Trustees Leadership Structure

The Board is responsible for oversight of the Trust, including risk oversight and oversight of Trust management.  The Board consists of eight disinterested Trustees and one interested Trustee.  The disinterested Trustees have retained outside independent legal counsel and meet at least quarterly with that counsel in executive session without the interested Trustee and management.

The Chairman of the Board is a disinterested Trustee.  The Chairman presides at all meetings of the Board at which the Chairman is present.  The Chairman exercises such powers as are assigned to him or her by the Trust’s organizational and operating documents and by the Board of Trustees, which may include acting as a liaison with service providers, attorneys, the Trust’s officers including the Chief Compliance Officer and other Trustees between meetings.

The Board has established a committee structure to assist in overseeing the Trust. The Board has an Audit Committee, a Governance Committee, and two Investment Committees.  Each committee is comprised exclusively of disinterested Trustees, with the exception of one of the Investment Committees, which has the Interested Trustee as a member, and each is chaired by one or more different disinterested Trustees.  The disinterested chairperson(s) of each committee, among other things, facilitates communication among the disinterested Trustees, Trust management, service providers, and the full Board. The Trust has determined that the Board’s leadership structure is appropriate given the specific characteristics and circumstances of the Trust including, without limitation, the number of Funds that comprise the Trust, the net assets of the Trust and the Trust’s business and structure, because it allows the Board to exercise oversight in an orderly and efficient manner.

Risk Oversight

Consistent with its general oversight responsibilities, the Board oversees risk management of each Fund.  The Board administers its risk oversight function in a number of ways, both at the Board level and through its Committee structure, as deemed necessary and appropriate at the time in light of the specific characteristics or circumstances of the Funds.  As part of its oversight of risks, the Board or its Committees receive and consider reports from a number of parties, such as the Adviser, the Sub-Advisers, portfolio managers, the Trust’s independent auditors, the Trust’s officers including the Chief Compliance Officer, Jackson executives and outside counsel.  The Board also adopts and periodically reviews policies and procedures intended to address risks and monitors efforts to assess the effectiveness of the implementation of the policies and procedures in addressing risks.  It is possible that, despite the Board’s oversight of risk, not all risks will be identified, mitigated or addressed.  Further, certain risks may arise that were unforeseen.

11.
In the section entitled “Investment Adviser/Sub-Advisers and Portfolio Managers,” for each sub-adviser please include discussion on how bonuses are determined, i.e. are they related to performance, profitability, etc.

Response:  At PPM America, Inc. Portfolio Manager bonuses are discretionary and not “formulaic,” and are determined by management based on a variety of factors, including but not limited to performance of accounts under management, firm-wide profitability and other criteria established by management from time to time.  The Registrant has added disclosure regarding the how bonuses are determined for PPM America, Inc.

Wellington Management Company, LLP is the sub-adviser to the JNL Money Market Fund, and as such, they are not required to disclose the name(s) of any portfolio managers to the Fund per the instructions to Item 5 of Form N-1A.  As a result, the disclosure under Item 20 regarding discussion on compensation and how bonuses are determined is not applicable to Wellington Management Company, LLP.

12.
In the section entitled “Disclosure of Portfolio Information,” sub-section III. B. please include any other services, other than Lipper and Morningstar that the Funds disclose their portfolio holdings to on an on-going basis.  If the disclosure to the service(s) is only occasional, the service(s) do not need to be disclosed.

Response:  The Disclosure of Portfolio Information Policies and Procedures are separate from the registration statement, however, they are incorporated into the registration statement.  The Registrant’s policies and procedures are drafted in such a manner to allow flexibility, and are not meant to provide an exhaustive list of service providers that may receive Fund holdings information.  The Morningstar and Lipper references are examples.

It is the Trust’s intention to respond fully to the Commission Staff’s comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336.  Thank you for your prompt attention to this matter.

cc:           File

1 Corporate Way   Lansing, MI  48951   Phone: (517) 367-4336   Fax: (517) 706-5517   Toll Free: (800) 565-9044  email: susan.rhee@jackson.com

Prospectus – Comments 1(b), 1(c)

PROSPECTUS
Class A Shares
December 27, 2010
JNL® INVESTORS SERIES TRUST
Business Address:  1 Corporate Way • Lansing, Michigan 48951
Mailing Address:  222 W. Wacker Drive, Suite 1100 • Chicago, Illinois 60606

JNL Money Market Fund
JNL/PPM America Total Return Fund

The Securities and Exchange Commission (“SEC”) has not approved or disapproved the Trust’s securities, or determined whether this prospectus is accurate or complete.  It is a criminal offense to state otherwise.

_______________

Prospectus – Comments 3(a), (b), (c), (d), (e), and (f)

Summary

JNL Money Market Fund

Investment Objective. The investment objective of the Fund is to achieve as high a level of current income as is consistent with the preservation of capital and maintenance of liquidity.

Fees and Expenses. The table below shows the fees and expenses you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment) [to be updated by amendment]

Sales Charge
Maximum Sales Charge Imposed on purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (as a percentage of purchase price or redemption price, whichever is less)	None

Annual Fund Operating Expenses (expenses that you pay each year as a Percentage of the value of your investment )
Management Fee/Administrative Fee	%
Rule 12b-1 Fee	0.00%
Other Expenses	%
Total Annual Fund Operating Expenses	%

Expense Example.  This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The table below shows the expenses you would pay on a $10,000 investment, assuming: (1) a 5% annual return each year;  (2) all dividends and distributions are reinvested; and (3) the Fund operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
[to be updated by amendment]
Expense Example (if you sell your shares at the end of each period)
1 Year	$
3 Years	$
5 years	$
10 Years	$

Expense Example (if you do not sell your shares at the end of each period)
1 Year	$
3 Years	$
5 years	$
10 Years	$

Portfolio Turnover (% of average value of portfolio) .   The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs.  These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the Fund’s performance.

Period
11/1/2009 – 10/31/2010%

Principal Investment Strategies. The Fund invests in high-quality, U.S. dollar-denominated money market instruments that mature in 397 days or less.  The Fund primarily invests in money market instruments rated in one of the two highest short-term credit rating categories, including: (i) obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies and instrumentalities or by state and local governments; (ii) time deposits, certificates of deposit and bankers acceptances, issued by U.S. and foreign banks and other lending institutions; (iii) commercial paper and other short-term obligations of U.S. and foreign issuers (including asset-backed securities); (iv) obligations issued or guaranteed by foreign governments or any of their political subdivisions, agencies or instrumentalities, including obligations of supranational entities; and (v) repurchase agreements on obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities.

Prospectus – Comments 3(g), (h), (i), and (j)

The Sub-Adviser manages the Fund to meet the requirements of Rule 2a-7 under the 1940 Act, including those as to quality, diversification and maturity.  The Fund may invest more than 25% of its assets in the banking industry.

Principal Risks of Investing in the JNL Money Market Fund. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.  Although the Fund seeks to preserve the value of your investment at $1.00 per share, you could lose money by investing in the Fund.  While the Fund may hold securities that carry U.S. government guarantees, these guarantees do not extend to shares of the Fund itself.

An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.  A variety of factors may influence its investment performance, such as:

•
Credit risk – The Fund could lose money if the issuer or guarantor of a fixed income security, repurchase agreement or a loan of portfolio securities, is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations.

•
Foreign securities risk   – Investments in foreign securities involve risks not typically associated with U.S. investments.  These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments.  In addition, there is less publicly available information and more volatile or less liquid markets.

•
Risk of investment in banking industry – Investment of more than 25% of total assets in securities issued by U.S. banks, would entail the risk of the factors influencing the health of the banking industry affecting performance.   These may include economic trends, industry competition and governmental actions, as well as factors affecting the financial stability of borrowers.  The bank securities typically are not insured by the federal government.  Securities that do not represent deposits have lower priority in the bank’s capital structure than those that do. This lower priority means that, in the event of insolvency   of the bank that issued the security, the security could become worth less than the Fund paid for it.

•
U.S. Government securities risk – Obligations issued by agencies and instrumentalities of the U.S. Government vary in the level of support they receive from the U.S. Government.  They may be: (i) supported by the full faith and credit of the U.S. Treasury; (ii) supported by the right of the issuer to borrow from the U.S. Treasury; (iii) supported by the discretionary authority of the U.S. Government to purchase the issuer’s obligations; or (iv) supported only by the credit of the issuer.  The maximum potential liability of the issuers of some U.S. Government Securities may greatly exceed their current resources, or their legal right to support from the U.S. Treasury.

In addition, the performance of the Fund depends on the Sub-Adviser’s ability to effectively implement the investment strategies of the Fund.

Performance.  The information provides some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns for 1, 5, and 10 years compare with those of an index serving as a broad measure of market performance.  The Fund’s past performance is not necessarily an indication of how the Fund will perform in the future.

The Fund seeks to maintain a stable net asset value of $1.00 per share, neither the Federal Deposit Insurance Company, nor any other government agency insures or protects your investment.

The 7-day yield on December 31, 2009, was 0.00%.

The index reflects no deduction for fees, expenses, or taxes.

Annual Total Returns as of December 31* [to be updated by amendment]

Class A

* The return of the Fund from December 31, 2009 through September 30, 2010 was _______%. [to be updated by amendment]

Best Quarter (ended [insert date]): ______%; Worst Quarter (ended [insert date]): ______% [to be updated by amendment]

Prospectus – Comments 3(k), (l), and (m)

Average Annual Total Returns as of December 31, 2009 [to be updated by amendment]
	1 year	Life of Fund (November 1, 2005*)
JNL Money Market Fund	%	%
Merrill Lynch Treasury Bill Index (3 month)%		%

Portfolio Management.
Investment Adviser:
Jackson National Asset Management, LLC (“JNAM”)

Sub-Adviser:
Wellington Management Company, LLP

Purchase and Sale of Fund Shares
The Fund is not available for direct purchase by members of the public. All investments in the Fund must be made by JNAM when it has been given discretionary investment authority as adviser to investing entities.

There is no minimum amount required for initial or subsequent purchases. Shares of the Fund may be purchased, redeemed, or exchanged on any day the New York Stock Exchange is open for business.

All redemption requests must be submitted in writing.  Redemptions will be processed through written instruction received via fax, mail or email.  If instructions are delivered via fax or email, original instructions must follow via mail.

Tax Information
The Fund expects to declare dividends from net investment income daily and distribute monthly to shareholders. Distributions from net realized gains, if any, are declared and distributed at least annually. Distributions paid are subject to Federal income tax, and may be subject to state or local taxes. The tax status of any distributions paid generally remains the same regardless of how long you have been in a Fund and whether you reinvest your distributions or take them in cash.

Prospectus – Comments 3(k), (l), and (m)

Summary

JNL/PPM America Total Return Fund

Investment Objective. The investment objective of the Fund is to realize maximum total return, consistent with the preservation of capital and prudent investment management.

Fees and Expenses. The table below shows the fees and expenses you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment) [to be updated by amendment]

Sales Charge
Maximum Sales Charge Imposed on purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (as a percentage of purchase price or redemption price, whichever is less)	None

Annual Fund Operating Expenses ( expenses that you pay each year as a Percentage of the value of your investment )
Management Fee/Administrative Fee1%
Rule 12b-1 Fee	0.00%
Other Expenses 2%
Acquired Fund Fees and Expenses	%
Total Annual Fund Operating Expenses	%

1The management/administrative fee has been restated to reflect that effective September 28, 2009, the fee was reduced to the level shown in the table above.
2   Other expenses are based on restated amounts for the current fiscal year after taking into consideration the revised administration agreement effective September 28, 2009.

Expense Example.  This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The table below shows the expenses you would pay on a $10,000 investment, assuming: (1) a 5% annual return each year;  (2) all dividends and distributions are reinvested; and (3) the Fund operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
[to be updated by amendment]
Expense Example (if you sell your shares at the end of each period)
1 Year	$
3 Years	$
5 years	$
10 Years	$

Expense Example (if you do not sell your shares at the end of each period)
1 Year	$
3 Years	$
5 years	$
10 Years	$

Portfolio Turnover (% of average value of portfolio).   The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs.  These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the Fund’s performance.

Period
11/1/2009 – 10/31/2010	246%

Prospectus – Comments 3(c) and (g)

Principal Investment Strategies. The Fund seeks to achieve its objective by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of fixed-income investments of U.S. and foreign issuers such as government, corporate, mortgage- and other asset-backed securities and cash equivalents. For purposes of satisfying the 80% requirement, the Fund may also invest in derivative instruments that have economic characteristics similar to the fixed income instruments mentioned above. The average portfolio duration of the Fund normally varies within two years (plus or minus) of the duration of the Barclays Capital Aggregate Bond Index.   The Fund seeks to manage duration versus the duration of the benchmark as a reflection of its expectation for future changes in interest rates.

The Fund may invest up to 20% of its total assets in high-yield securities (“junk bonds”) rated B or higher by Moody’s or equivalently rated by S&P or Fitch, or, if unrated, determined by the Sub-Adviser to be of comparable quality. The Fund may invest up to 30% of its total assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers, including emerging markets issuers. Foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) normally will be limited to 20% of the Fund’s total assets.

The Fund may invest all of its assets in derivative instruments such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities. The Fund may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a Fund of purchase and sale contracts or by using other investment techniques (such as buybacks or dollar rolls). The “total return” sought by the Fund consists of income earned on the Fund’s investments, plus capital appreciation, if any, which generally arises from decreases in interest rates or improving credit fundamentals for a particular sector or security.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

•	Counterparty and settlement risk – Trading options, futures contracts and other derivative financial instruments entails credit and settlement risk on the counterparties.
•
Credit risk – The Fund could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivatives contract, repurchase agreement or a loan of portfolio securities, is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations.

•
Derivatives risk – Investing in derivative instruments, such as, swaps, options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, to be announced (TBAs) securities, interest rate swaps, credit default swaps, and certain exchange traded funds, involves risks, including liquidity, interest rate, market, credit and management risks, mispricing or improper valuation. Changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index, and the Fund could lose more than the principal amount invested.  These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment.  The Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

•
Emerging market risk – Investments in emerging markets involve greater risk resulting from economic and political systems that typically are less developed, and likely to be less stable, than those of more advanced countries.  Loss may also result from the imposition of exchange controls, confiscations and other government restrictions or from problems in security registration or settlement and custody.  The Fund will also be subject to the risk of negative foreign currency rate fluctuations.

•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investments.  These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments.  In addition, there is less publicly available information and more volatile or less liquid markets.

•
High-yield bonds, lower-rated bonds, and unrated securities – High-yield bonds, lower-rated bonds, and unrated securities are broadly referred to as “junk bonds,” and are considered below “investment-grade” by national ratings agencies.  Junk bonds are subject to the increased risk of an issuer’s inability to meet principal and interest payment obligations.

•
Interest rate risk – When interest rates increase, fixed income securities generally will decline in value.  Long-term fixed-income securities normally have more price volatility than short-term fixed-income securities. The value of equity investments, such as utilities and real estate securities, may be sensitive to interest rate changes.

•
Issuer risk – A security’s value may decline for reasons that directly relate to the issuer, such as management performance, corporate governance, financial leverage and reduced demand for the issuer’s goods or services.

•
Leveraging risk – Reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions and derivatives, among others, may give rise to a form of leverage.

•
Liquidity risk – Investments in securities that are difficult to purchase or sell (illiquid or thinly-traded securities) may reduce returns if the Fund is unable to sell the securities at advantageous times or prices.

•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic conditions, or particular industries represented in the markets, and competitive conditions.

•
Mortgage-backed and mortgage-related securities risk – Rising interest rates tend to extend the duration of mortgage-related securities, making them more sensitive to changes in interest rates and exhibit additional volatility.  When interest rates decline, borrowers may pay off their mortgages sooner than expected, which can reduce the returns.

•	Portfolio turnover – Active trading may increase transaction costs, which may reduce performance and also may increase realized short-term capital gains and losses.
•
Prepayment risk – During periods of falling interest rates, there is the risk that a debt security with a high stated interest rate will be prepaid before its expected maturity date and that the Fund may have to reinvest the proceeds in an investment that may have lower yields than the yield on the prepaid debt security.

•
U.S. Government securities risk – Obligations issued by agencies and instrumentalities of the U.S. Government vary in the level of support they receive from the U.S. Government.  They may be: (i) supported by the full faith and credit of the U.S. Treasury; (ii) supported by the right of the issuer to borrow from the U.S. Treasury; (iii) supported by the discretionary authority of the U.S. Government to purchase the issuer’s obligations; or (iv) supported only by the credit of the issuer.  The maximum potential liability of the issuers of some U.S. Government Securities may greatly exceed their current resources, or their legal right to support from the U.S. Treasury.

In addition, the performance of the Fund depends on the Sub-Adviser’s ability to effectively implement the investment strategies of the Fund.

Performance.  Performance for the Fund has not been included because the Fund has less than one calendar year of performance.  Performance for the Fund will be available in the prospectus in the future.

Portfolio Management.
Investment Adviser:
Jackson National Asset Management, LLC (“JNAM”)

Sub-Adviser:
PPM America, Inc.

Portfolio Managers:
Name:	Joined Management Team In:	Title:
Michael T. Kennedy	2009	Managing Director and Portfolio Manager
Matt Willey	2009	Vice President and Assistant Client Portfolio Manager

Purchase and Sale of Fund Shares
The Fund is not currently available for direct purchase by members of the public.

There is no minimum amount required for initial or subsequent purchases. Shares of the Fund may be purchased, redeemed, or exchanged on any day the New York Stock Exchange is open for business.

All redemption requests must be submitted in writing.  Redemptions will be processed through written instruction received via fax, mail or email.  If instructions are delivered via fax or email, original instructions must follow via mail.

Tax Information
The Fund expects to declare and distribute dividends from net investment income and net realized gains, if any, at least annually to shareholders. Distributions paid are subject to Federal income tax, and may be subject to state or local taxes. The tax status of any distributions paid generally remains the same regardless of how long you have been in a Fund and whether you reinvest your distributions or take them in cash.

Prospectus – Comments 3(c) and (g)

JNL Money Market Fund

Investment Objective.  The investment objective of the JNL Money Market Fund is to achieve as high a level of current income as is consistent with the preservation of capital and maintenance of liquidity.

Principal Investment Strategies.  The Fund invests in high-quality, U.S. dollar-denominated money market instruments that mature in 397 days or less.  The Fund primarily invests in money market instruments rated in one of the two highest short-term credit rating categories, including:

•	Obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies and instrumentalities or by state and local governments;
•	Obligations, such as time deposits, certificates of deposit and bankers acceptances, issued by U.S. and foreign banks and other lending institutions;
•	Commercial paper and other short-term obligations of U.S. and foreign issuers (including asset-backed securities);
•	Obligations issued or guaranteed by foreign governments or any of their political subdivisions, agencies or instrumentalities, including obligations of supranational entities; and
•	Repurchase agreements on obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities.

Not all obligations of the U.S. government, its agencies and instrumentalities are backed by the full faith and credit of the U.S. Treasury.  Some obligations, such as those issued by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation, are backed only by the credit of the issuing agency or instrumentality, and in some cases there may be some risk of default by the issuer.  Any guarantee by the U.S. government or its agencies or instrumentalities of a security held by the Fund does not apply to the market value of such security or to shares of the Fund itself.  In addition, because many types of U.S. government securities trade actively outside the U.S., their prices may rise and fall as changes in global economic conditions affect the demand for these securities.  The Fund may also invest in unrated securities that are of comparable quality as rated securities, as determined by the Sub-Adviser in accordance with procedures adopted by the Fund’s Board.

The Sub-Adviser’s investment approach combines top-down analysis with fundamental bottom-up security selection. The Sub-Adviser considers factors such as the anticipated level of interest rates and the maturity of individual securities to determine the Fund’s overall weighted average maturity. The overall weighted average maturity of the Fund’s investments is 60 days or fewer.

The Sub-Adviser manages the Fund to meet the requirements of Rule 2a-7 under the 1940 Act, including those as to quality, diversification and maturity.  The weighted average maturity of the Fund’s portfolio shall not exceed 60 days and the weighted average life of the Fund’s portfolio shall not exceed 120 days.  The Fund may invest more than 25% of its assets in the banking industry.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.  The following descriptions of the principal risks does not provide any assurance either of the Fund’s investment in any particular type of security, or assurance of the Fund’s success in its investment selections, techniques and risk assessments.  As a managed portfolio the Fund may not achieve its investment objective for a variety of reasons including changes in the financial condition of issuers (due to such factors as management performance, reduced demand or overall market changes), fluctuations in the financial markets, declines in overall securities prices, or the Sub-Adviser’s investment techniques otherwise failing to achieve the Fund’s investment objective. A variety of specific factors may influence its investment performance, such as the following:

•	Credit risk
•	Foreign securities risk
•	Risk of investment in banking industry
•	U.S. Government securities risk

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.  There may be other risks that are not listed herein that could cause the value of your investment in the Fund to decline and that could prevent the Fund from achieving its stated investment objective.  This Prospectus does not describe all of the risks of every technique, investment strategy or temporary defensive position that the Fund may use.  For additional information regarding the risks of investing in the Fund, please refer to the SAI.

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks).  The SAI has more information about the JNL Money Market Fund’s authorized investments and strategies, as well as the risks and restrictions that may apply to them.  A description of the JNL Money Market Fund’s policies and procedures with respect to the disclosure of the JNL Money Market Fund’s portfolio securities is available (i) in the JNL Money Market Fund’s SAI, and (ii) by calling JNL Investors Series Trust Service Center at 1-800-392-2909.

There may be additional risks that may affect the Fund’s ability to achieve its stated investment objective.  Those additional risks are:

•	Market risk

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.

Dividends:

The JNL Money Market Fund intends to maintain, to the extent practicable, a constant per share NAV of $1.00.  The Fund expects to declare and pay dividends on a daily basis on each class so long as the income attributable to that class exceeds the expenses attributable to that class on each day.  If class expenses exceed class income on any day, the Fund will not pay a dividend on the class on that day and will resume paying dividends only when, on a future date, the accumulated net investment income of the class is positive.  The Fund has adopted this policy because, in the current investment environment, it may find that on any given day or on a number of consecutive days, its investment returns may be less than the expenses attributable to a class.  For a more complete description of this policy, which can result in the fund not paying dividends on one or more classes for one or more periods that may be as short as a day or quite lengthy, see “PURCHASES, REDEMPTIONS AND PRICING OF SHARES” in the SAI.  For a description of the allocation of expenses among fund share classes, see “Classes of Shares and Distribution Plans” in the prospectus.

The Fund is subject to a fee recapture program, whereby, the Adviser will waive fees and expenses to maintain, where practicable, a constant per share NAV of $1.00.  When income is sufficient, the Fund may pay the Adviser its investment advisory fee, along with other Fund expenses.  In addition, when the Fund receives income sufficient to pay a dividend, the Adviser may recapture previously waived fees and expenses for a period of 3 years.

The SAI has more information about the Fund’s authorized investments and strategies, as well as the risk and restrictions that may apply to them.

The Sub-Adviser.  The Sub-Adviser to the JNL Money Market Fund is Wellington Management Company, LLP (“Wellington Management”). Wellington Management is a Massachusetts limited liability partnership with principal offices at 75 State Street, Boston, Massachusetts 02109.  Wellington Management is a professional investment counseling firm which provides investment services to investment companies, employee benefit plans, endowments, foundations, and other institutions.  Wellington Management and its predecessor organizations have provided investment advisory services for over 70 years.  As of October 31, 2010, Wellington Management had investment management authority with respect to approximately $______ billion in assets (the firm-wide asset total does not include agency mortgage-backed security pass-through accounts managed for the Federal Reserve).

A discussion regarding the Board of Trustees’ basis for approving the sub-advisory agreement is available in the Fund’s Annual Report dated October 31, 2010.

Prospectus – Comments 4(j) and (l)

JNL/PPM America Total Return Fund

Investment Objective. The investment objective of the JNL/PPM America Total Return Fund (“Fund”) is to realize maximum total return, consistent with the preservation of capital and prudent investment management.

Principal Investment Strategies. The Fund seeks to achieve its objective by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of fixed-income investments of U.S. and foreign issuers such as government, corporate, mortgage- and other asset-backed securities and cash equivalents. For purposes of satisfying the 80% requirement, the Fund may also invest in derivative instruments that have economic characteristics similar to the fixed income instruments mentioned above. The average portfolio duration of the Fund normally varies within two years (plus or minus) of the duration of the Barclays Capital Aggregate Bond Index, which as of November 30, 2009, was 4.3 years. The Fund seeks to manage duration versus the duration of the benchmark as a reflection of its expectation for future changes in interest rates.

The Fund may invest up to 20% of its total assets in high-yield securities (“junk bonds”) rated B or higher by Moody’s or equivalently rated by S&P or Fitch, or, if unrated, determined by the Sub-Adviser to be of comparable quality. The Fund may invest up to 30% of its total assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers, including emerging markets issuers. Foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) normally will be limited to 20% of the Fund’s total assets.

The Fund may invest all of its assets in derivative instruments such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities. The Fund may lend its portfolio securities to brokers, dealers and other financial institutions to earn income. The Fund may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a Fund of purchase and sale contracts or by using other investment techniques (such as buybacks or dollar rolls). The “total return” sought by the Fund consists of income earned on the Fund’s investments, plus capital appreciation, if any, which generally arises from decreases in interest rates or improving credit fundamentals for a particular sector or security.

Consistent with the Fund’s investment policies, the Fund may invest in “Fixed Income Instruments”, which as used in this prospectus include, but are not limited to:

•	Securities issued or guaranteed by the U.S. Government, its agencies or government-sponsored enterprises (“U.S. Government Securities”);
•	Corporate debt securities of U.S. and non-U.S. issuers, including convertible securities and corporate commercial paper;
•	Mortgage-backed and other asset-backed securities;
•	Inflation-indexed bonds issued both by governments and corporations;
•	Structured notes, including hybrid or “indexed” securities, event-linked bonds;
•	Loan participations and assignments;
•	Delayed funding loans and revolving credit facilities;
•	Bank certificates of deposit, fixed time deposits and bankers’ acceptances;
•	Repurchase agreements and reverse repurchase agreements;
•	Debt securities issued by states or local governments and their agencies, authorities and other government-sponsored enterprises;
•	Obligations of non-U.S. governments or their subdivisions, agencies and government-sponsored enterprises, which includes emerging market debt securities; and
•	Obligations of international agencies or supranational entities, which includes emerging market debt securities.

As noted above, the Fund may also invest in derivatives based on Fixed Income Instruments.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

•	Counterparty and settlement risk
•	Credit risk
•	Derivatives risk
•	Emerging market risk
•	Foreign securities risk
•	High-yield bonds, lower-rated bonds, and unrated securities
•	Interest rate risk
•	Issuer risk
•	Leveraging risk
•	Liquidity risk
•	Market risk
•	Mortgage-backed and mortgage-related securities risk
•	Portfolio turnover
•	Prepayment risk
•	U.S. Government securities risk

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.  The Fund seeks to consistently add value relative to the Barclays Capital Aggregate Bond Index, while keeping risk equal to or less than that index. In managing the Fund, the Sub-Adviser generally makes investment decisions based on its view of longer-term (three- to five-year) trends and non-economic factors that may affect interest rates, while seeking to maintain a portfolio duration that approximates that of the Barclays Capital Aggregate Bond Index.  The SAI has more information about the Fund’s authorized investments and strategies, as well as the risks and restrictions that may apply to them.

There may be additional risks that may affect the Fund’s ability to achieve its stated investment objective.  Those additional risks are:

•	Convertible securities risk
•	Currency risk
•	Temporary defensive positions and large cash positions

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.

The Sub-Adviser and Portfolio Management.  The Sub-Adviser to the JNL/PPM America Total Return Fund is PPM America, Inc. (“PPM”), located at 225 West Wacker Drive, Chicago, Illinois 60606.  As of October 31, 2010, PPM, an affiliate of the investment adviser to the Trust, managed approximately $______ billion in assets, including those of Jackson National Life Insurance Company and of other affiliated and unaffiliated companies.  PPM is an indirect wholly owned subsidiary of Prudential plc, a publicly company incorporated in the United Kingdom.  Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

Michael T. Kennedy, CFA, Managing Director and Portfolio Manager and a member of PPM’s Public Fixed Income Group, manages the assets of the Fund. PPM’s Public Fixed Income Group currently manages approximately $43.5 billion in assets for various institutional clients based in the U.S. and abroad.  Mr. Kennedy serves as lead portfolio manager with respect to the management of the Fund, and has supervisory responsibility for all portfolio management decisions.  Mr. Willey assists Mr. Kennedy with respect to management of the Fund.

Mr. Kennedy joined PPM America in October 2006 as a portfolio manager for synthetic CDOs, and has over 24 years of investment experience.  Prior to joining PPM, Mr. Kennedy was a senior vice president and portfolio manager for Columbia Management Group, formerly Stein Roe & Farnham, managing fixed income mutual funds and institutional client portfolios. Prior to joining Stein Roe in 1987, Mr. Kennedy worked for Homewood Federal Savings & Loan as the assistant director of portfolio management.  Mr. Kennedy earned a Bachelors of Science Degree in Business Administration from Marquette University in 1984 and a Masters of Management Degree from Northwestern University in 1988, and is also a Chartered Financial Analyst.

Matt Willey, Vice President and Assistant Client Portfolio Manager, also assists in the management of accounts for Prudential plc-related affiliated insurance companies in the context of their general account management with approximately $____ billion in AUM.  Mr. Willey joined PPM America in 2003 and joined the Public Fixed Income team in April 2004.  Mr. Willey also spends a significant amount of time working with the quantitative research group.  Prior to PPM, Mr. Willey was an audit manager at Ernst & Young LLP focusing mostly on the financial services industry.  His client base was composed primarily of hedge funds, banks, and insurance companies.  Mr. Willey earned a B.A. in Accounting from Ohio University in 1997 and a Masters in Financial Mathematics from the University of Chicago in 2007, and is also a Certified Public Accountant and holds a Chartered Financial Analyst designation.

The SAI provides additional information about each portfolio manager’s compensation, other accounts managed, and ownership of securities in the Fund.

A discussion regarding the Board of Trustees’ basis for approving the sub-advisory agreement is available in the Trust’s Annual Report for the fiscal year ended October 31, 2010.

Prospectus – Comment 3(h)

Glossary Of Risks

Convertible securities risk – A convertible security tends to perform more like a stock when the underlying stock price is high and more like a debt security when the underlying stock price is low.  A convertible security is not as sensitive to interest rate changes as a similar non-convertible debt security, and generally has less potential for gain or loss than the underlying stock.

Counterparty and settlement risk – Trading options, futures contracts and other derivative financial instruments entails credit risk on the counterparties. Such instruments are not afforded the same protections as may apply to trading futures or options on organized exchanges. Substantial losses may arise from the insolvency, bankruptcy or default of a counterparty and risk of settlement default of parties with whom it trades securities.  Settlement mechanisms in emerging markets are generally less developed and reliable than those in more developed countries thus increasing the risks.

Credit risk – The Fund could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivatives contract, repurchase agreement or a loan of portfolio securities, is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations. Credit ratings may reflect the varying degrees of risk.  Municipal bonds are subject to the risk that litigation, legislation or other political events, local business or economic conditions, or the bankruptcy of the issuer could have a significant effect on an issuer’s ability to make payments of principal and/or interest

Credit risk (for JNL Money Market Fund only)   – The Fund could lose money if the issuer or guarantor of a fixed income security, repurchase agreement or a loan of portfolio securities, is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations. Credit ratings may reflect the varying degrees of risk.  Municipal bonds are subject to the risk that litigation, legislation or other political events, local business or economic conditions, or the bankruptcy of the issuer could have a significant effect on an issuer’s ability to make payments of principal and/or interest

Currency risk – Currency exchange rates can be volatile and affected by a number of factors, such as the general economics of a country, the actions (or inaction) of U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

Derivatives risk – These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment.  Derivatives are subject to a number of risks described elsewhere in this section, such as liquidity risk, interest rate risk, market risk, credit risk and management risk.  They also involve the risk of mispricing or improper valuation and the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index.  The Fund’s Adviser must choose the correct derivatives exposure versus the underlying assets to be hedged or the income to be generated, in order to realize the desired results from the investment.  The Fund’s Adviser must correctly predict price, credit or other applicable movements, during the life of a derivative, with respect to the underlying asset in order to realize the desired results from the investment. The Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund was unable to liquidate its position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives. The value of derivatives may fluctuate more rapidly than other investments, which may increase the volatility of the Fund, depending on the nature and extent of the derivatives in the Fund’s portfolio.  If the Fund’s Adviser uses derivatives in attempting to manage or “hedge” the overall risk of the portfolio, the strategy might not be successful.

Emerging markets risk – Investments in emerging markets involve greater risk resulting from economic and political systems that typically are less developed, and likely to be less stable, than those of more advanced countries.  There may be government policies that restrict investment by foreigners, and a higher risk of a government taking private property.  Low or nonexistent trading volume in securities of issuers may result in a lack of liquidity and in price volatility. Issuers in emerging markets typically are subject to greater risk of adverse changes in earnings and business prospects than are companies in developed markets.  Loss may also result from the imposition of exchange controls, confiscations and other government restrictions or from problems in security registration or settlement and custody.  The Fund will also be subject to the risk of negative foreign currency rate fluctuations.

Foreign securities risk – These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments. In addition, there is less publicly available information and more volatile or less liquid markets. Investments in foreign securities could be affected by restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than U.S. accounting practices and regulation may be inadequate or irregular.

Prospectus – Comment 5

Management of the Trust

Investment Adviser

Under Massachusetts law and the Trust’s Declaration of Trust and By-Laws, the management of the business and affairs of the Trust is the responsibility of the Trustees.

Jackson National Asset Management, LLCSM (“JNAM” or the “Adviser”), 1 Corporate Way, Lansing, Michigan 48951, is the investment adviser to the Trust and other affiliated investment companies and provides the Trust and other affiliated investment companies with professional investment supervision and management.  As of October 31, 2010, JNAM currently manages approximately $_____ billion in assets.  The Adviser is a wholly owned subsidiary of Jackson National Life Insurance Company (“Jackson”), which is in turn wholly owned by Prudential plc, a publicly traded company incorporated in the United Kingdom.  Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is the United States of America.

A discussion regarding the Board of Trustees’ basis for approving the advisory agreement is available in the Trust’s Annual Report dated October 31, 2010.

“JNL ® ”, “Jackson SM ”, “Jackson Funds SM ”, “Jackson National ® ” and “Jackson National Life ® ” are trademarks or service marks of Jackson National Life Insurance Company.

Management Fee

As compensation for its services, the Adviser receives a fee from the Fund accrued daily and payable monthly.  The fee the Adviser receives from the Funds is set forth below as an annual percentage of the net assets of the Funds.

Fund	Assets	Advisory Fee (Annual Rate Based on Average Daily Net Assets of the Funds)
JNL Money Market Fund	$0 to $750 million Over $750 million	0.20% 0.18%
JNL/PPM America Total Return Fund	$0 to $1 billion Over $1 billion	0.50% 0.45%

Sub-Advisory Arrangements

The Adviser selects, contracts with and compensates the Sub-Advisers to manage the investment and reinvestment of the assets of the Funds subject to the supervision of the Trust’s Board of Trustees.  The Adviser monitors the compliance of the Sub-Advisers with the investment objectives and related policies of the Funds and reviews the performance of the Sub-Advisers and reports periodically on such performance to the Trustees of the Trust.

Under the terms of each Sub-Advisory Agreement with the Adviser, the Sub-Advisers manage the investment and reinvestment of the assets of the Fund, subject to the supervision of the Trustees of the Trust.  The Sub-Advisers formulate a continuous investment program for the Funds consistent with its investment objectives and policies outlined in this Prospectus.  The Sub-Advisers implement such program by purchases and sales of securities.  The Sub-Advisers regularly report to the Adviser and the Trustees of the Trust with respect to the implementation of such program.

As compensation for its services, each Sub-Adviser receives a fee from the Adviser, stated as an annual percentage of the net assets of the Funds.  The SAI contains a schedule of the management fees the Adviser currently is obligated to pay the Sub-Advisers out of the advisory fees it receives from the Funds.

Prospectus – Comment 5

JACKSON FUNDSSM

PRIVACY POLICY STATEMENT

The Jackson Funds considers the privacy of its investors to be of fundamental importance and has established a policy to maintain the privacy of the information you share with us.

Personal or “Confidential Information” We Collect

The Jackson Funds may collect and retain certain shareholder Confidential Information, including, but not limited to:

•
Information received from shareholders and their financial advisers (such as shareholder name, address, tax identification number, social security number, driver’s license number, financial or bank account number(s), and credit or debit account numbers);

•	An address received from a third party when a shareholder has moved;
•	Information, such as account balance and transaction activity (including, to the extent necessary for a shareholder’s account(s), investments with third parties), and
•	Information (commonly referred to as “cookies”) collected from the Web browser of a shareholder’s PC.

Confidential Information That We May Disclose

The Jackson Funds may occasionally disclose shareholder Confidential Information to affiliates and non-affiliates as permitted by law.  Instances where the Jackson Funds may share or use shareholder Confidential Information, include but are not limited to:

•	Disclosing shareholder Confidential Information to a third party in order to process account transactions;
•	Sharing shareholder Confidential Information with affiliates and non-affiliates to make shareholders aware of new funds or other services offered by the Jackson Funds;
•
Disclosing shareholder names and addresses to companies that mail Jackson Fund-related materials, such as shareholder reports (note that these companies may not use the information for any other purpose);

•	Disclosing shareholder Confidential Information to research companies that help conduct shareholder surveys to assess and improve the financial services provided by the Jackson Funds; and
•	Disclosing shareholder Confidential Information in connection with legal proceedings, such as responding to a subpoena.

When information is shared with third parties, they are not permitted to use the information for any purpose other than to assist our servicing of your account(s) or as permitted by law.

If you close your account(s) or if we lose contact with you, we will continue to share information in accordance with our current privacy policy and practices.

We restrict access to your nonpublic personal information to authorized employees.  We maintain physical, electronic and procedural safeguards that comply with federal standards to guard your nonpublic personal information.  These measures reflect our commitment to maintaining the privacy of your confidential information.  We appreciate the confidence you have shown by entrusting us with your assets.

If you would like to learn more or have any questions, please visit our website at www.jackson.com, or call us at 1-888-276-0061.

Prospectus – Comment 6

PROSPECTUS

DECEMBER 27, 2010

JNL INVESTORS SERIES TRUST

You can find more information about the Trust in:

•
The Trust’s Statement of Additional Information (“SAI”) dated December 27, 2010, which contains further information about the Trust and the Funds, particularly their investment practices and restrictions.  The current SAI is on file with the Securities and Exchange Commission (“SEC”) and is incorporated into the Prospectus by reference (which means the SAI is legally part of the Prospectus).

•
The Trust’s Annual and Semi-Annual Reports to shareholders, which show the Fund’s actual investments and includes financial statements as of the close of the particular annual or semi-annual period.  The Annual Report also discusses the market conditions and investment strategies that significantly affected each Fund’s performance during the year covered by the report.

You can obtain a copy of the current SAI or the most recent Annual or Semi-Annual Reports without charge, or make other inquiriesby calling 1-800-392-2909, or writing the JNL Investors Series Trust Service Center, 225 W. Wacker Drive, Suite 1200, Chicago, IL 60606.

You also can review and copy information about the Trust (including its current SAI and most recent Annual and Semi-Annual Reports) at the SEC’s Public Reference Room in Washington, D.C.  Reports and other information about the Trust also are available on the EDGAR database on the SEC’s Internet site (http://www.sec.gov), and copies may be obtained, after payment of a duplicating fee, by electronic request (publicinfo@sec.gov) or by writing the SEC’s Public Reference Section Washington, D.C., 20549-0102.  You can find out about the operation of the Public Reference Section and copying charges by calling 1-202-551-8090.

811-10041

SAI – Comment 7
STATEMENT OF ADDITIONAL INFORMATION

DECEMBER 27, 2010

JNL INVESTORS SERIES TRUST

Fund	Class
JNL Money Market Fund	Institutional
JNL/PPM America Total Return Fund	A

This Statement of Additional Information (“SAI”) is not a prospectus.  It contains information in addition to and more detailed than set forth in the Prospectus and should be read in conjunction with the JNL Investors Series Trust Prospectus dated December 27, 2010 (“Prospectus”).  The financial statements of the JNL Investors Series Trust are incorporated by reference (which means they legally are a part of this SAI) from the Trust’s Annual Report to shareholders.

You can obtain a copy of the current prospectus, SAI or the most recent Annual or Semi-Annual Reports without charge, or make other inquiries, by calling 1-800-392-2909, or writing the JNL Investors Series Trust Service Center, 225 W. Wacker Drive, Suite 1200, Chicago, IL 60606.

Shareholder Communications with Trustees

Shareholders of the Funds comprising JNL Investors Series Trust can communicate directly with the Board of Trustees by writing to the Chairman of the Board, Dominic D’Annunzio, P.O. Box 30902, Lansing, MI 48909-8402.  Shareholders can communicate directly with an individual Trustee by writing to that Trustee at P.O. Box 30902, Lansing, MI 48909-8402.  Such communications to the Board or individual Trustees are not screened before being delivered to the addressee.

TABLE OF CONTENTS

General Information and History
Common Types of Investments and Management Practices
Additional Risk Considerations
Investment Restrictions Applicable to All Funds
Trustees and Officers of the Trust
Principal Holders of the Trust’s Shares
Investment Adviser, Sub-Advisers and Other Service Providers
Disclosure of Portfolio Information
Purchases, Redemptions and Pricing of Shares
Description of Shares; Voting Rights; Shareholder Inquiries
Tax Matters
Financial Statements
Appendix A – Ratings of Investments

SAI – Comment 9

Name, Address and (Age)	Position(s) Held with Trust (Length of Time Served)	Number of Portfolios in Fund Complex to be Overseen by Trustee or Officer
Interested Trustee
Mark D. Nerud (44) 1 1 Corporate Way Lansing, MI 48951	Trustee 2 (1/2007 to present) President and Chief Executive Officer (12/2006 to present)	100
Principal Occupation(s) During Past 5 Years:
Chief Executive Officer of the Adviser (1/2010 to present); President of the Adviser (1/2007 to present); Chief Financial Officer of the Adviser (11/2000 to 1/2007) and Managing Board Member of the Adviser (11/2000 to 11/2003) (1/2007 to present); President and CEO of other Investment Companies advised by the Adviser (12/2006 to present); Vice President (8/1997 to 12/2006), Treasurer, Chief Financial Officer of other Investment Companies advised by the Adviser (12/2002 to 12/2006); Vice President – Fund Accounting & Administration of Jackson National Life Insurance Company (1/2000 to 12/2009)

Other Directorships Held by Trustee During past 5 Years : None
Disinterested Trustees
Michael Bouchard (54) 1 Corporate Way Lansing, MI 48951	Trustee 2 (12/2003 to present)	100
Principal Occupation(s) During Past 5 Years: Sheriff, Oakland County, Michigan (1/99 to present)
Other Directorships Held by Trustee During past 5 Years : None
William J. Crowley, Jr. (64) 1 Corporate Way Lansing, MI 48951	Trustee 2 (1/2007 to present)	100
Principal Occupation(s) During Past 5 Years: Managing Partner (Baltimore Office) – Arthur Andersen LLP (2001 to 2002); Board Member of various corporate boards (2002 to present)
Other Directorships Held by Trustee During past 5 Years :
Director of Alpha Natural Resources; Director of Foundation Coal Holdings, Inc. (from 12/2004 until 7/2009 when the company was acquired); Director of Bio Veris Corporation (from 5/2003 until 6/2007 when the company was acquired); Director of Provident Bankshares Corporation (from 5/2003 until 5/2009 when company was acquired)

Dominic D’Annunzio (72) 1 Corporate Way Lansing, MI 48951	Chairman of the Board 2 (2/2004 to 12/2010) Trustee 2 (2/2002 to present)	100
Principal Occupation(s) During Past 5 Years: Acting Commissioner of Insurance for the State of Michigan (1/90 to 5/90) and (8/97 to 5/98)
Other Directorships Held by Trustee During past 5 Years : None
Michelle Engler (52) 1 Corporate Way Lansing, MI 48951	Chairman of the Board 2 (1/2011 to present) Trustee 2 (12/2003 to present)	100
Principal Occupation(s) During Past 5 Years: Attorney (1983 to present); First Lady of the State of Michigan (1990 to 2002)
Other Directorships Held by Trustee During past 5 Years : Director of Federal Home Loan Mortgage Corporation (2001 to 9/2008)
James Henry, Ph.D. (71) 1 Corporate Way Lansing, MI 48951	Trustee 2 (1/2007 to present)	100
Principal Occupation(s) During Past 5 Years: Dean Emeritus and Professor of Finance, Eli Broad College of Business and Graduate School of Management at Michigan State University (2001 to July 2009)
Other Directorships Held by Trustee During past 5 Years : None
Richard McLellan (68) 1 Corporate Way Lansing, MI 48951	Trustee 2 (12/1994 to present)	100
Principal Occupation(s) During Past 5 Years:
Attorney (2010 to present); Senior Counsel, Dykema Gossett PLLC (2007 to 2009); Member, Dykema Gossett PLLC (Law Firm) (1973 to 2007); Adjunct Professor, Michigan State University (2008 to present)

Other Directorships Held by Trustee During past 5 Years : Member of the Board of Directors of ITC Holdings Corp. (11/2007 to present)
William R. Rybak (59) 1 Corporate Way Lansing, MI 48951	Trustee 2 (1/2007 to present)	100
Principal Occupation(s) During Past 5 Years: Board Member of various corporate boards (see below) (2002 to present)
Other Directorships Held by Trustee During past 5 Years :
Member of the Board of Directors of Christian Brothers Investments, Inc. (2010 to present); Chairman of the Board of Trustees of Lewis University (1982 – 2009) and Chair Emeritus (2009 to present); Member of the Board of Directors of Howe Barnes Hoefer Arnett (2001 to present); Member of the Boards of each of the Calamos Mutual Funds (2002 to present) since 2002; Member of the Board of Directors of The PrivateBancorp (2003 to present); Chairman of the Board of Trustees of St. Coletta’s of Illinois (2004 to 2007) and Member of the Board (2000 to 2007)

Patricia A. Woodworth (55) 1 Corporate Way Lansing, MI 48951	Trustee 2 (1/2007 to present)	100
Principal Occupation(s) During Past 5 Years:
Vice President, Chief Financial Officer and Chief Operating Officer, The J. Paul Getty Trust (12/2007 to present); Executive Vice President for Finance and Administration, Chief Financial Officer, Art Institute of Chicago (2002 to 11/2007)

Other Directorships Held by Trustee During past 5 Years : None

1 Mr. Nerud is an “interested person” of the Trust due to his position with Jackson National Life Insurance Company®, which is the parent company of Jackson National Asset Management, LLC.
2 The Chairman of the Board, interested and disinterested Trustees are elected to serve for an indefinite term.

SAI – Comment 9

Name, Address and (Age)	Position(s) Held with Trust (Length of Time Served)	Number of Portfolios in Fund Complex to be Overseen by Trustee or Officer
Officers
Karen J. Buiter (45) 1 Corporate Way Lansing, MI 48951	Assistant Treasurer (12/2008 to present)	Not Applicable
Principal Occupation(s) During Past 5 Years:
Assistant Vice President – Financial Reporting of the Adviser (4/2008 to present); Assistant Treasurer of other Investment Companies advised by the Adviser (12/2008 to present); Treasurer of Henderson Global Funds (2/2004 to 3/2008); Assistant Controller of Code, Hennessy & Simmons LLC (2002 to 2004)

Other Directorships Held by Trustee During past 5 Years : Not Applicable
Kelly L. Crosser (37) 1 Corporate Way Lansing, MI 48951	Assistant Secretary (9/2007 to present)	Not Applicable
Principal Occupation(s) During Past 5 Years:
Assistant Secretary of other Investment Companies advised by the Adviser (9/2007 to present); Senior Compliance Analyst of Jackson National Life Insurance Company (4/2007 to present); Mutual Fund Compliance Analyst of Jackson National Life Insurance Company (2/2006 to 4/07); Senior Paralegal of Jackson National Life Insurance Company (6/2004 to 2/2006); Paralegal of Jackson National Life Insurance Company (7/2001 to 6/2004)

Other Directorships Held by Trustee During past 5 Years : Not Applicable
Steven J. Fredricks (39) 1 Corporate Way Lansing, MI 48951	Chief Compliance Officer (1/2005 to present)	Not Applicable
Principal Occupation(s) During Past 5 Years:
Chief Compliance Officer of the Adviser and other Investment Companies advised by the Adviser (1/2005 to present); Attorney of Jackson National Life Insurance Company (2/2002 to 1/2005)

Other Directorships Held by Trustee During past 5 Years : Not Applicable
Danielle A. Hernandez (30) 1 Corporate Way Lansing, MI 48951	Anti-Money Laundering Officer (12/2007 to present)	Not Applicable
Principal Occupation(s) During Past 5 Years:
Senior Compliance Analyst of the Adviser (6/2009 to present); Compliance Analyst of the Adviser (08/2006 to 6/2009); Administrative Assistant of the Adviser (12/2005 to 08/2006); Executive Assistant at the U.S. House of Representatives, Washington, D.C. (2002 to 2005)

Other Directorships Held by Trustee During past 5 Years : Not Applicable
Daniel W. Koors (40) 1 Corporate Way Lansing, MI 48951	Vice President, Treasurer and Chief Financial Officer (12/2006 to present)	Not Applicable
Principal Occupation(s) During Past 5 Years:
Senior Vice President of the Adviser (1/2009 to present) and Chief Financial Officer of the Adviser (1/2007 to present); Vice President of the Adviser (1/2007 to 12/2008); Vice President, Treasurer and Chief Financial Officer of other Investment Companies advised by the Adviser (12/2006 to present); Assistant Treasurer of other Investment Companies advised by the Adviser (9/2006 to 12/2006); Assistant Vice President – Fund Administration of Jackson National Life Insurance Company (8/2006 to present); Partner of Deloitte & Touche LLP (2003 to June 2006)

Other Directorships Held by Trustee During past 5 Years : Not Applicable
Michael Piszczek (52) 1 Corporate Way Lansing, MI 48951	Vice President (11/2007 to present)	Not Applicable
Principal Occupation(s) During Past 5 Years:
Vice President of other Investment Companies advised by the Adviser (11/2007 to present); Assistant Vice President – Tax of the Adviser (11/2007 to present); Assistant Vice President – Nuveen Investments (4/1999 to 8/2007); Assistant Vice President and Assistant Secretary – Nuveen Funds (4/1999 to 8/2007)

Other Directorships Held by Trustee During past 5 Years : Not Applicable
Susan S. Rhee (38) 1 Corporate Way Lansing, MI 48951	Vice President, Counsel and Secretary (2/2004 to present)	Not Applicable
Principal Occupation(s) During Past 5 Years:
Senior Vice President and General Counsel of the Adviser (1/2010 to present); Chief Legal Officer (7/2004 to 12/2009) and Secretary (11/2000 to present) of the Adviser; Vice President, Counsel, and Secretary of other Investment Companies advised by the Adviser (2/2004 to present); Assistant Vice President of Jackson National Life Insurance Company (8/2003 to present); Associate General Counsel of Jackson National Life Insurance Company (7/2001 to present)

Other Directorships Held by Trustee During past 5 Years : Not Applicable

SAI – Comment 10
Board Of Trustees Leadership Structure

The Board is responsible for oversight of the Trust, including risk oversight and oversight of Trust management.  The Board consists of eight disinterested Trustees and one interested Trustee.  The disinterested Trustees have retained outside independent legal counsel and meet at least quarterly with that counsel in executive session without the interested Trustee and management.

The Chairman of the Board is a disinterested Trustee.  The Chairman presides at all meetings of the Board at which the Chairman is present.  The Chairman exercises such powers as are assigned to him or her by the Trust’s organizational and operating documents and by the Board of Trustees, which may include acting as a liaison with service providers, attorneys, the Trust’s officers including the Chief Compliance Officer and other Trustees between meetings.

The Board has established a committee structure to assist in overseeing the Trust. The Board has an Audit Committee, a Governance Committee, and two Investment Committees.  Each committee is comprised exclusively of disinterested Trustees, with the exception of one of the Investment Committees, which has the Interested Trustee as a member, and each is chaired by one or more different disinterested Trustees.  The disinterested chairperson(s) of each committee, among other things, facilitates communication among the disinterested Trustees, Trust management, service providers, and the full Board. The Trust has determined that the Board’s leadership structure is appropriate given the specific characteristics and circumstances of the Trust including, without limitation, the number of Funds that comprise the Trust, the net assets of the Trust and the Trust’s business and structure, because it allows the Board to exercise oversight in an orderly and efficient manner.

Risk Oversight

Consistent with its general oversight responsibilities, the Board oversees risk management of each Fund.  The Board administers its risk oversight function in a number of ways, both at the Board level and through its Committee structure, as deemed necessary and appropriate at the time in light of the specific characteristics or circumstances of the Funds.  As part of its oversight of risks, the Board or its Committees receive and consider reports from a number of parties, such as the Adviser, the Sub-Advisers, portfolio managers, the Trust’s independent auditors, the Trust’s officers including the Chief Compliance Officer, Jackson executives and outside counsel.  The Board also adopts and periodically reviews policies and procedures intended to address risks and monitors efforts to assess the effectiveness of the implementation of the policies and procedures in addressing risks.  It is possible that, despite the Board’s oversight of risk, not all risks will be identified, mitigated or addressed.  Further, certain risks may arise that were unforeseen.

SAI – Comment 11
PPM America, Inc.

PPM America, Inc. (“PPM”), which is located at 225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606, serves as sub-adviser to the JNL/PPM America Total Return Fund.

PPM, an affiliate of the Adviser, is an indirect wholly owned subsidiary of Prudential plc, a publicly traded company incorporated in the United Kingdom.  Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

Portfolio Manager Compensation Structure

PPM considers compensation critical to the retention of high quality investment professionals. PPM’s policy is to reward professional staff according to competitive industry scales, personal effort and performance.  This is accomplished throughout three primary compensation elements:  Fixed base salary, subject to annual merit increases, annual bonus, and PPM’s long-term incentive program (“LTIP”).  Base salary is evaluated for each professional at least annually based on tenure, performance, and market factors.  A small portion is placed in a three-year deferral period that is forfeited if the portfolio manager leaves before the end of the deferral period. The annual bonus is discretionary, and is based on a wide variety of factors, including but not limited to, performance of accounts under management, firm-wide profitability and other criteria established by management from time to time.   The PPM LTIP program is based on the overall performance of the operations of PPM and other U.S. based affiliates. To help in retaining its investment professionals, the PPM LTIP has a four-year cliff vesting.  The mix of base, bonus, and LTIP varies by level, with more senior employees having a greater percentage of their pay at risk through annual bonus and LTIP.

Other Accounts Managed by the Portfolio Managers and Potential Conflicts of Interest

The following tables reflect information as of October 31, 2010: [to be updated by amendment]

JNL/PPM America Total Return Fund
Michael T. Kennedy	Number Of Accounts	Total Assets
registered investment companies:
other pooled investment vehicles:
other accounts:

Matt Willey	Number Of Accounts	Total Assets
registered investment companies:
other pooled investment vehicles:
other accounts*:
* Mr. Willey assists in the management of the indicated accounts.

Conflicts of Interest

PPM is not aware of any material conflicts of interest that may arise in connection with its management of the Fund’s investments and the investments of its other accounts.

The management of multiple funds and accounts may also give rise to potential conflicts of interest if the funds and other accounts have different objectives, benchmarks, time horizons, and fees as the portfolio manager must allocate his or her time and investment ideas across multiple funds and accounts. The manager seeks to manage such competing interests for the time and attention of portfolio managers by having portfolio managers focus on a particular investment discipline. With respect to the JNL/PPM America Total Return Fund, while PPM currently manages two other accounts using similar investment strategies that are used in connection with the management of the Total Return Fund, Messrs. Kennedy and Willey do not currently manage these accounts.  Accordingly, portfolio holdings, relative position sizes, and industry and sector exposures tend to be similar across similar portfolios, which may minimize the potential for conflicts of interest. However, securities selected for similarly managed funds or accounts other than one of the Funds may outperform the securities selected for the respective PPM Funds.  Conflicts of interest may arise with both the aggregation and allocation of securities transactions and allocation of limited investment opportunities, and allocations of bunched trades, particularly trade orders that were only partially filled due to limited availability, and allocation of investment opportunities generally, could raise a potential conflict of interest, as PPM may have an incentive to allocate securities that are expected to increase in value to preferred accounts, including those of clients affiliated with PPM.  Also, each Fund, as a registered investment company, is subject to different regulations than certain of the accounts managed by PPM, and, consequently, there may be differences in the allowable investments and investment techniques between accounts of client managed by PPM.  Further, the majority of accounts managed by PPM represent assets of, or accounts sponsored by, its affiliates.  PPM seeks to manage such potential conflicts by through the adoption of a variety of policies and procedures, including procedures intended to provide a fair allocation of buy and sell opportunities among the Funds and other accounts.

Also, the management of personal accounts by a portfolio manager may give rise to potential conflicts of interest, including conflicts of interest related to the knowledge and timing and potential market impact of trades placed on behalf of clients, as well as current or potential investment opportunities under consideration. While the Fund and PPM have adopted a variety of procedures, including a code of ethics which they believe contains provisions reasonably necessary to prevent a wide range of prohibited activities by portfolio managers and others with respect to their personal trading activities, there can be no assurance that the code of ethics addresses all individual conduct that could result in conflicts of interest.

As noted above, PPM and the Funds have adopted certain compliance procedures which are designed to address these types of conflicts. However, there is no guarantee that such procedures will detect each and every situation in which a conflict arises.

Security Ownership of Portfolio Managers for the JNL/PPM America Total Return Fund [to be updated by amendment]

Security Ownership of Portfolio Managers	Michael T. Kennedy	Matt Willey
None
$1-$10,000
$10,001-$50,000
$50,001-$100,000
$100,001-$500,000
$500,001-$1,000,000
Over $1,000,000